Exhibit 23.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the incorporation by reference in this registration statement on Form S-8 of our report dated March 19, 2004 with respect to the consolidated financial statements of Cognos Incorporated included in the Annual Report [Form 10-K] for the year ended February 29, 2004.

Our audits also included the financial statement schedule of Cognos Incorporated listed in Item 15(a)2 of the Annual Report [Form 10-K]. This schedule is the responsibility of the Corporation’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ottawa, Canada,
August 6, 2004.	Chartered Accountants